Exhibit 1

130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5

News Release No. 16 — September 22, 2009

TSX: PDL, PDL.WT

NYSE Amex: PAL, PAL.WS

North American Palladium announces C$35 million cross-border bought deal financing of units

Toronto, Ontario — North American Palladium Ltd. (the “Company”) today entered into an agreement with a syndicate of underwriters led by Thomas Weisel Partners Canada Inc. (collectively, the “Underwriters”) under which the Underwriters have agreed to purchase 11,200,000 units (the “Units”) from the Company on a bought deal basis at a price of C$3.15 per Unit for aggregate gross proceeds of approximately C$35,280,000 (the “Offering”).

Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder to acquire an additional common share at a price of C$4.25 during the period ending 24 months following the closing of the Offering. In the event that the 20-day volume weighted price of the common shares on the Toronto Stock Exchange (“TSX”) is greater than C$5.75 per share, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given by the Company.

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable at any time until 30 days following the date of the final prospectus supplement relating to the Offering, to acquire, for the purpose of covering their over-allocation position, if any, up to an additional 1,680,000 Units at a price of C$3.15 per Unit.

The Offering is subject to the approval of the TSX and the NYSE Amex. The Offering is not conditional on the completion of a concurrent private placement by the Company of flow-through shares in Canada, which will not be offered or sold to, or for the account or benefit of, U.S. persons or persons in the United States.

The Units will be offered by way of a short form base shelf prospectus of the Company dated November 16, 2007 as supplemented by a shelf prospectus supplement to be filed in each of the provinces of Canada pursuant to National Instrument 44-101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions, and in the United States pursuant to a prospectus supplement to the Company’s effective shelf registration statement filed with the United States Securities and Exchange Commission using the Multi-Jurisdictional Disclosure System adopted in the United States and Canada. The Units may also be offered in such other jurisdictions outside of Canada and the United States that are agreed to by the Company and the Underwriters.

The Company intends to use the net proceeds of the sale of the Units for exploration and development expenditures at the Company’s Lac des Iles property and Sleeping Giant gold mine, to fund capital expenditures and working capital requirements for a potential future restart of the Lac des Iles palladium mine, and for general corporate purposes, which may include future acquisitions.

You may obtain a copy of the Canadian prospectus supplement and/or the U.S. prospectus supplement relating to the Offering from Jeremy Wilson of Thomas Weisel Partners at 1-416-815-3125 or jeremy.wilson@tweisel.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there by any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Neither the TSX nor the NYSE Amex accepts responsibility for the adequacy or accuracy of this release.

North American Palladium: Re-engineering the Future

North American Palladium is a precious metals company that owns the LDI mine, which produced platinum group metals for 15 years until October 2008 when it was placed on temporary care and maintenance due to low metal prices. Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold. The Company also owns and operates the Sleeping Giant gold mine located in the Abitibi region of Quebec, which produced over 1 million ounces of gold from 1988-2008 at an average grade of 11.44 g/t. North American Palladium expects gold production to resume in the fourth quarter of 2009 at an annual rate of 50,000 ounces. North American Palladium benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining.

For further information please contact:

Jeffrey A. Swinoga

Vice President, Finance & Chief Financial Officer

Telephone: 416-360-7971 Ext. 222

Email: jswinoga@nap.com

Annemarie Brissenden

Director, Investor Relations

Telephone: 416-360-7971 Ext. 226

Email: abrissenden@nap.com

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to the closing of this financing, our future exploration, financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company’s Lac des Iles or Sleeping Giant mines will be successfully restarted or that other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.